Ledgewood
A Professional Corporation
1900 Market Street
Philadelphia, PA  19103
215.731.9450
Fax 215.735.2513

Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C.  20549-3010
Mail Stop 3010

Re:           Resource Real Estate Investors 7, L.P.
Form 10-12G
Filed April 30, 2010
File no. 000-53962

Dear Ms. Garnett:

On behalf of Resource Real Estate Investors 7, L.P. (the “Company”), this letter is to respond to the staff’s letter of comment, dated May 27, 2010, with respect to the above-referenced filing.  For your convenience, we first restate your comments in italics and then provide the Company’s response.  Internal page references are to the EDGAR version of Amendment No. 1 to the Form 10 Registration Statement.

General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, which is June 29, 2010.  At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.  In addition, we will continue to review your filing until all of our comments have been addressed.

The Company acknowledges the effective date of the above-referenced filing and that, at that time, it will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 1 Business

General, page 1

2.
We note your disclosure on page 3 that you may invest in interests in real estate mortgages and other debt instruments that are secured by a multifamily residential property or an interest in an entity that owns such property.  We also note from your disclosure that you currently do not own any such debt investments.  Please provide us with a detailed analysis of the exemption from registration under the 1940 Act that you intend to rely on and how your investment strategy will support that exemption.  Please note that we may refer your response to the Division of Investment Management for further review.

The Company believes that it is excluded from regulation as an investment company under the Investment Company Act of 1940 (the “1940 Act”) because it will not fall within the definition of an investment company contained in Sections 3(a)(1)(A) and 3(a)(1)(C) of the 1940 Act.  The Company notes that Section 3(a)(1)(B) of the 1940 Act, dealing with face amount certificate companies, is inapplicable by its terms.

Section 3(a)(1)(A) defines an investment company as any issuer which is or holds itself out as being primarily engaged in the business of investing, reinvesting or trading in securities.  The Company believes it is not an investment company under Section 3(a)(1)(A) because it does not engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities.  Rather, as described in its Form 10 registration statement, the Company is a holding company that, through its wholly-owned subsidiaries, is primarily engaged in the non-investment company business of those subsidiaries − the ownership and operation of real properties.

Section 3(a)(1)(C) defines an investment company as any issuer which is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% Test”).  Pursuant to Section 3(a)(2), “investment securities” includes all securities except U.S. government securities and securities issued by majority-owned subsidiaries which are not investment companies and are not relying on the exception from the definition of investment company in Sections 3(c)(1) or 3(c)(7).  Thus, because the Company operates its businesses through wholly-owned subsidiaries, the securities issued by any subsidiary that is excepted from the definition of investment company by Sections 3(c)(1) or 3(c)(7), when added to any other “investment securities” the Company owns, must not have a combined value in excess of 40% of the value of the Company’s total assets, excluding government securities and cash items, on an unconsolidated basis.

The Company conducts its business through five subsidiaries, each of which is wholly-owned by the Company:  RRE Tamarlane Holdings, LLC (“Tamarlane”), RRE Bent Oaks Holdings, LLC (“Bent Oaks”), RRE Cape Cod Holdings, LLC (“Cape Cod”), RRE Woodhollow Holdings, LLC (“Woodhollow”) and RRE Woodland Hills Holdings, LLC (“Hills”).  The exemptions upon which the subsidiaries rely are discussed below.  None of these subsidiaries relies upon the exemptions provided by Sections 3(c)(1) or 3(c)(7) of the 1940 Act.

At December 31, 2009, on an unconsolidated basis, the Company held the following assets at fair value:

Cash and cash equivalents	$3,651,767

Due from related party	$77,711

Investments in:
Tamarlane	$4,089,821
Bent Oaks	4,447,871
Cape Cod	4,544,323
Woodhollow	3,389,603
Hills	6,949,596
Total investments	$23,421,214

Thus at December 31, 2009, excluding cash items, the Company had total assets of $23,498,925, of which $23,421,214 (99.67%) consisted of interests in its wholly-owned subsidiaries.  Accordingly, based upon the foregoing and upon the analyses of the exemptions from 1940 Act registration applicable to the individual subsidiaries below, the Company believes it is not an investment company under Section 3(a)(1)(C), since it complies with the 40% Test.1

1 The Company also notes that, even if Bent Oaks and Cape Cod (which will rely upon the exemption provided by Section 3(b)(1) of the 1940 Act) were deemed to be exempt solely by reason of Sections 3(c)(1) or 3(c)(7), and, thus, that their securities were deemed to be investment securities, the 40% Test would still be met, since investments in these subsidiaries would be $8,992,194, or only 38.8% of the Company’s total assets, excluding cash items.

Section 3(c)(5)(C) Exemptions (Tamarlane, Woodhollow and Hills)

In order to qualify for the exemption under Section 3(c)(5)(C) of the 1940 Act, an entity (i) must not be in the business of issuing redeemable securities, face amount certificates of the installment type or periodic payment plan certificates and (ii) must primarily engage in the business of purchasing or otherwise acquiring mortgages and other liens on or interests in real estate.  Neither Tamarlane, Woodhollow nor Hills is in the business of issuing redeemable securities, face amount securities of the installment type or periodic payment plan certificates and, accordingly, each complies with the first requirement of Section 3(c)(5)(C).  Staff interpretations of the “primarily engaged” standard of the second requirement have indicated that, to comply, the business must have at least 55% of its total assets comprised of qualifying real estate assets such as real property or mortgage loans (the “55% Test”) and at least 80% of its assets comprised of qualifying real estate assets and real estate-related assets such as unconsolidated real estate interests (the “80% Test”).  A Section 3(c)(5)(C) business may invest up to 20% of its total assets in miscellaneous assets.  See, e.g., Greenwich Capital Acceptance, Inc. (available August 8, 1991) and NAB Asset Corporation (available June 20, 1991).

As of December 31, 2009, the three subsidiaries had the following assets at fair value:

	Property, Plant and Equipment	% of Total Assets	Other Assets	% of Total Assets	Total Assets
Tamarlane	$12,588,441	92.88%	$964,413	7.12%	$13,552,854
Woodhollow	$6,869,687	80.20%	$1,696,452	19.80%	$8,566,139
Hills	$17,036,393	85.31%	$2,932,423	14.69%	$19,968,816

The property for each such subsidiary is a multi-family apartment complex, as described in the Company’s Form 10 registration statement, which is a qualifying real estate asset for purposes of both the 55% Test and the 80% Test.  Since, with respect to each such subsidiary, more than 80% of total assets are qualifying real estate assets, each subsidiary complies with the 55% Test and the 80% Test and, accordingly, each subsidiary is excepted from the definition of an investment company by reason of Section 3(c)(5)(C).

With respect to how the Company’s investment strategy supports these exemptions, the Company notes that, since a substantial portion of each subsidiary’s “other assets” consists of cash reserves held by the subsidiary for capital improvements to its property, it expects that the percentage of total assets that are qualifying real estate assets will increase and the percentage of other assets will decrease in the future, providing for strengthened compliance with the 55% and 80% Tests.  Also, since another significant portion of “other assets” is deferred loan and acquisition costs, “other assets” will reduce (and the percentage of qualifying real estate assets will increase) as these costs are amortized.

Section 3(b)(1) Exemptions (Cape Cod and Bent Oaks)

In order to qualify for exemption under Section 3(b)(1) of the 1940 Act, an entity must be primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities.  The determination of a primary engagement is generally based upon the five factor test established in the Commission’s decision in Tonopah Mining Co., 29 S.E.C. 426 (1947).  The five factors examined in the Tonapah test are: (i) the issuer’s historical development, (ii) its public representations of policy, (iii) the activities of its officers and directors, (iv) the nature of its present assets and (v) the sources of its present  income.  The Commission has stated that, as a general rule “if a company has no more than 45 percent of its assets invested in – and derives no more than 45 percent of its income from – investment securities, it is primarily engaged in a business other than being an investment company.” Rule 3a-1 Proposing Release, 1940 Act Release No. 10937 (Nov. 13, 1979).  Although it is not clear how the 45% income test is applied if a company has a net loss, under Section 3(b)(2) (an exemption based upon a Commission finding that a company is primarily engaged in a business other than being an investment company), the Commission has looked to measures other than income where income would not reflect the nature of a company’s business.  See, e.g. American Trading and Prod. Corp. 1940 Act Release No. 13228 (May 10, 1983) (Order) and 1940 Act Release  No. 13159 (April 13, 1983).

The Company believes that Cape Cod and Bent Oaks qualify for exemption under Section 3(b)(1) since the primary engagement of each is owning and operating a multifamily apartment property.  As of December 31, 2009, the two subsidiaries had the following assets at fair value:

	Cape Cod	Bent Oaks
Property	$8,006,260	$8,010,895
Cash and cash equivalents	2,436,550	1,991,924

Other Assets:
Accounts receivable	725	2,623
Escrow reserves	276,022	225,146
Prepaid expenses	28,208	21,027
Deferred loan/acquisition costs, net	159,887	156,686
Deposits	−	6,810
Total Assets	$10,907,652	$10,415,111

With respect to each of Cape Cod and Bent Oaks, the Company believes that since (i) all cash and cash equivalent balances are held in demand deposit accounts (some of which pay interest on outstanding balances), and (ii) the escrow reserves are non-interest bearing escrow accounts with the lending bank to cover insurance, property tax and similar payments with respect to the property it owns, none of their assets are investment securities.  However, even if the cash items and escrow reserves were deemed to be investment securities, they constitute only 24.87% of Cape Cod’s assets and 21.29% of Bent Oak’s assets, thus meeting the Tonopah assets test.

For the year ended December 31, 2009, the income statements of the two subsidiaries were as follows:

	Cape Cod	Bent Oaks
Revenues:
Rental income and other income	$1,471,149	$1,198,227

Operating Expenses:
Insurance	32,667	22,925
Real estate taxes	211,653	168,790
Operating expenses	534,526	503,746
General and administrative	72,930	38,004
Management fees-related party	72,698	59,597
Total operating expenses	924,474	793,062

Net Operating Income	546,675	405,165

Interest expense	394,455	384,598

Income before depreciation and amortization	152,220	20,567

Depreciation and amortization	(581,173)	(594,941)

Interest income	7,155	8,042

Net Loss	$(421,798)	$(566,332)

The Company believes that, as discussed above, neither of the two subsidiaries holds any investment securities and, accordingly, that neither of them has any income from investment securities.  However, even assuming that the interest income earned from the deposit accounts were deemed to be income from investment securities, the Company believes that the Tonopah income test would still be met since (i) with respect to Cape Cod, interest income is 0.48% of total revenues (including interest income), 1.29% of net operating income plus interest income, and 4.49% of income before depreciation and amortization plus interest income, and (ii) with respect to Bent Oaks, interest income is 0.67% of total revenues (including interest income), 1.95% of net operating income plus interest income, and 28.11% of income before depreciation and amortization plus interest income.

With respect to the remaining Tonopah factors, the Company notes that each subsidiary was formed for the purposes of acquiring and operating a multifamily apartment property as described in its Form 10 registration statement, has operated its property continuously since acquisition and that the activities of the Company’s general partner and its officers and directors with respect to each subsidiary since its formation have been to acquire, finance, and operate its property.

Based upon the foregoing, the Company believes that each of Cape Cod and Bent Oaks is excepted from the definition of an investment company by reason of Section 3(b)(1) since its primary engagement is the ownership and operation of a multifamily apartment property.

With respect to how the Company’s investment strategy supports these exemptions, the Company notes that the property owned by each subsidiary is a substantial portion of that subsidiary’s total assets – 63.98% for Cape Cod, and 76.92% for Bent Oaks – and that cash and cash equivalents held by each are also a substantial portion of its total assets – 22.34% for Cape Cod and 19.13% for Bent Oaks.  The Company believes that as the cash held by each is spent for capital improvements, as described in the Form 10 registration statement, and as the account for deferred loan/acquisition costs included in “other assets” amortizes (balance at December 31, 2009: $159,887 – Cape Cod; $156,686 – Bent Oaks), the percentage of assets involved in the subsidiary’s primary real estate business engagement will increase, and the small amount of interest income earned on deposited funds will decrease.  The Company anticipates, based upon the foregoing, that each subsidiary will in the future qualify for exemption under Section 3(c)(5)(C) as the Company expects each such subsidiary will eventually satisfy the 55% and 80% Tests.

Competition, page 5

3.
Refer to the first paragraph on page 5.  We note your reference to Item 1A, “Risk Factors – We may not be able to compete successfully.”  Because you have not provided a Risk Factors section, please revise to remove this reference.

The Company has removed the reference.

Distribution Allocations, page 5

4.
Please revise to provide a definition for “distributable cash” from operations and from capital transactions.  Currently, it is not clear what portion of your cash is deemed distributable to your partners.

The Company has modified the section “Distribution Allocations” at page 5 to provide a definition of distributable cash from operations and distributable cash from a capital transaction.

Item 2.  Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 6.

5.
Please disclose any known trends or uncertainties that have, or that you reasonably expect will have, an unfavorable material impact on your revenues or income from your continuing operations.  For example, you should provide a discussion of the primary factors which led to the losses sustained in 2009.  See Item 303(a)(3)(ii) of Regulation S-K.

The Company has expanded its disclosure in “Results of Operations” about the factors affecting its results of operations to (i) add a new fifth paragraph discussing the effects of depreciation and amortization on its net income or loss and the effects it will have on 2010 operations, and (ii) add disclosure to the sixth paragraph regarding particular factors affecting two of its properties.

Liquidity and Capital Resources, page 9

6.
We note that, despite your average occupancy rate of 94.8% at December 31, 2009, your operating and interest expenses significantly exceeded revenues.  Please revise to discuss your operating deficit in greater detail and disclosure how you expect to fund operating and interest expenses in the future.

As disclosed pursuant to the Company’s response to comment 5, after excluding the non-cash charge for depreciation and amortization, the Company generated positive cash from operations.  The Company has revised “Liquidity and Capital Resources” by adding disclosure reflecting the positive operating cash flow and expressing the Company’s belief that it will be able to meet its liquidity needs for the foreseeable future.

7.
We note that you raised approximately $32.5 million through the sale of limited partnership units.  In addition, it appears that you invested approximately $10.8 million as equity in your five properties and that you made capital expenditures of approximately $3.1 million to improve the properties.  Please revise your discussion of liquidity to discuss in more detail your uses of the remaining offering proceeds.  In this regard, we note that you currently have $11.8 million in cash reserves and $600,000 in working capital.

The Company notes that it intends to use substantially all of the remaining offering proceeds for capital improvements to its properties.  In this regard, the Company respectfully directs the staff’s attention to the table on page 10 where the Company sets forth, on a property by property basis and in the aggregate, the amount of future capital expenditures it believes will be required, and to the following two paragraphs that disclose the nature of the various capital expenditures and that the source of funding for these expenditures will be the existing reserves.

8.
We note your disclosure on page 19 that you paid $1,276,309 in distributions for 2009.  We also note that your net cash provided by operating activities for 2009 was $1,038,579.  Please disclosure the specific sources of cash used to make distribution payments and the amount from each source including cash from operations.

The Company has revised Item 9 on page 21 by disclosing the sources, and the amounts from each source, of cash used for distributions.

9.	Please revise to describe your debt service obligations.

The Company has revised the section “Liquidity and Capital Resources” by adding at the end of the section, at pages 10-11, disclosure regarding its debt service obligations.

Off-Balance Sheet Arrangements, page 10

10.
We note your statement that you do not have any off-balance sheet arrangements or obligations “other than Guarantees by the General Partner of certain limited standard expectations as defined in the mortgage notes which are secured by the properties.”  Please revise your disclosure to briefly described these limited standard expectations and clarify whether the General Partner has executed a Guarantee with respect to each property that you own.

As part of the revised disclosure in response to comment 9, above, the Company has provided a description of the carveout exceptions.  The Company has modified the section “Off-Balance Sheet Arrangements” at page 11 to refer to the carveouts and cross reference the new discussion of them in “Liquidity and Capital Resources” and to indicate that the guarantees cover the loans for each of the properties.

Item 4.  Security Ownership of Certain Beneficial Owners and Management, page 11

11.	Please revise the ownership table to include limited partnership units held by the General Partner and by officers and directors of your General Partner.

The Company notes that the person set forth in the table is the General Partner, and is identified as such in the lead-in paragraph.  The Company also respectfully directs the staff’s attention to the paragraph following the table which discloses that none of the officers, directors or employees of the General Partner owns units.

Item 5.  Directors and Executives Officers, page 11

12.
For each director please disclose the particular experience, qualifications, attributes, or skills that led you to conclude that the individual should serve as a director of the company.  See Item 401(e) of Regulation S-k.

The Company has amended Item 5 by adding, at the end of the Item on page 13-14, a discussion of the experience, qualifications, attributes or skills that led to the appointment of the executive officers and directors of the Company’s general partner.

13.	Within this section, please provide the identity of any promoter pursuant to Item 401(g) of Regulation S-K or advise.

The Company has advised us that, assuming (without making a determination) that one or more of the executive officers or directors of its general partner or Resource America (or its subsidiaries) could be deemed to be a “promoter” within the meaning of Rule 12 b-2 under the Exchange Act, none of the events referred to in Regulation S-K, Item 401(g) for which disclosure is required (that is, those events set forth in Regulation S-K, Item 401(f)(1) through (f)(6)) have occurred with respect to any such person and, accordingly, that no Item 401(g) disclosure is necessary.

Item 7.  Certain Relationships and Related Transactions and Directors Independence, page 12

14.
We note that you pay various types of fees and distributions to your General Partner.  Please also disclose the aggregate amount paid, including all fees and distributions, to your General Partner for the periods ended December 31, 2009 and 2008.

The Company has modified the discussion under the subcaption “Cash Distributions to our General Partner” at pages 17-18 by adding a sentence at the end disclosing the amount of distributions made to the general partner during 2008 and 2009. With respect to fees and expense reimbursements to its general partner, the Company respectfully directs the staff’s attention to the end of each of the subsections discussing such fees and reimbursements where the Company discloses the amount paid or accrued.

15.
We note your disclosure on page 15 that your reimburse your General Partner for expenses including personnel expenses (other than personnel expenses allocated to controlling persons of your General Partner of its affiliates).  Please revise to clarify whether you reimburse your General Partner for salary expenses of its employees that perform duties on your behalf, including services provided to you by the General Partner’s executive officers and directors.

The Company has modified the discussions under both subcaptions “Reimbursement of Acquisition Expenses and Other Expenses” and “Reimbursement of Administrative Expenses and Direct Costs” by adding a sentence to the end of each subcaption clarifying that the Company does not reimburse the General Partner for salary expenses of its employees who perform duties on the Company’s behalf, including services provided to the Company by the General Partner’s executive officers and directors.

Our General Partner and its Affiliates Engage in Activities That May Compete with Our Activities, page 16

16.
Please disclose the number of other real estate limited partnerships for which your General Partner also serves as the general partner.  Discuss whether the types of real estate investments purchased and held by those other partnerships are similar to yours.  Provide similar disclosure for any other real estate businesses in which your General Partner is involved.

The Company has modified the disclosure at page 19 by adding, at the end of the referenced section, additional disclosure regarding the number of other programs for which the general partner acts as general partner (or, in the case of TIC programs, as property manager), as well as the types of property held by the programs.

Item 10. Recent Sales of Unregistered Securities, page 20

17.
The disclosure in this section suggests that gross proceeds from the sale of limited partnership units were $32,538,309.  Please tell us why gross proceeds were less than an amount equal to $10 per unit.  Also, please revise the use of proceeds table to reflect the correct offering amount, which currently is inconsistent with the amount shown in the paragraph preceding the table.

The Company has revised the paragraph leading into the table regarding use of proceeds, at page 22, to disclose that, as permitted under the terms of the offering, a number of units were sold at a discount to the stated offering prices and to describe the discounts.  The Company has also corrected the information presented in the table.

18.	Please disclose the amount of offering proceeds that was used to purchase your properties. Also, please provide the total amount of proceeds used for investment purposes.

The Company has revised the table to provide greater detail concerning the use of offering proceeds.

Item 11.  Description of Registrant’s Securities to be Registered

Voting Rights of Limited Partners, page 23

19.
We note that limited partners owning a majority of units may remove your General Partner and elect a substitute General Partner.  We also note that the General Partner is not entitled to vote on removal of the General Partner.  Please revise to clarify the impact of limited partnership units held by the General Partner if the other limited partners are voting on removal.  Disclose whether the majority required for removal would exclude units held by the General Partner.

The Company has added disclosure in the third paragraph of the subsection “Voting Rights of Limited Partners” at page 25 clarifying the impact of units held by its general partner and its affiliates on a removal vote and disclosing that such units would not be counted in determining whether a majority of units has voted.

Item 13.  Financial Statements and Supplementary Data, page 25

20.	Please include updated financial statements and related disclosures in your next amendment. Refer to Rule 8-08 of Regulation S-X.

The Company has revised the financial statement section to incorporate by reference to its Form 10-Q for the quarter ended March 31, 2010 (the “March 31, 2010 Form 10-Q”) the financial statements (unaudited) for the quarters ended March 31, 2009 and March 31, 2010 included as Item 1 thereof.  The Company also has updated related disclosures throughout the amended registration statement, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which has been updated for the quarter ended March 31, 2010 through incorporation by reference of the Management’s Discussion and Analysis section of the Company’s March 31, 2010 Form 10-Q.  The exhibit list has been revised to include the March 31, 2010 Form 10-Q as Exhibit 13.1 thereof.

Exhibits, page 38

21.
We note that exhibits 10.1, 10.2, 10.3, 10.4, 10.6, 10.7, 10.8 and 10.9 filed with this Form 10 are not executed.  Please tell us why you have not filed executed copies of these agreements.  See Instruction 1 to Item 601 of Regulation S-K.

The Company has refiled the exhibits in executed form.

Exhibits 99.1

22.
We note that the audit report for Resource Capital Partners, Inc. and Subsidiaries is not signed.  Please include the signature line of the auditor in future filings, and confirm to us that you obtained a manually signed audit report from the auditor at the time of this filing, in accordance with Rule 302 or Regulation S-T.

The Company has advised us that it will include the signature line of the auditor in the audit report for Resource Capital Partners, Inc. and Subsidiaries in future filings, and that it had obtained, and had in its files, a manually signed audit report at the time of the filing of the Form 10 registration statement.

The statement from the Company that you have requested is attached hereto as Exhibit A.

Very truly yours,

/s/ J. Baur Whittlesey
J. Baur Whittlesey

EXHIBIT A

In connection with the registration statement on Form 10 filed by Resource Real Estate Investors 7, L.P. (the “Company”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESOURCE REAL ESTATE INVESTORS 7, L.P.
By: Resource Capital Partners, Inc., its general partner

By: /s/ Kevin M. Finkel
Kevin M. Finkel
President